SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

North Asia Investment Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G66202105
(CUSIP Number)

Malibu Partners LLC
15332 Antioch Street #528
Pacific Palisades, CA 90272
Attention: Kenneth J. Abdalla

Tel:  310-393-1370
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 8 pages

CUSIP No.:  G66202105

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 558,881
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 558,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

558,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14	TYPE OF REPORTING PERSON

OO

Page 2 of 8 pages

CUSIP No.:  G66202105

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Malibu Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 1,094,024
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 1,094,024

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,094,024

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.5%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 8 pages

CUSIP No.:  G66202105

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kenneth J. Abdalla

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER - 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER - 1,652,905
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER - 1,652,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,652,905

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.4%

14	TYPE OF REPORTING PERSON

IN

Page 4 of 8 pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and restates in its entirety the Schedule 13D previously filed on March 8, 2010 (the “Original 13D”).

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share (the “Common Stock”), of North Asia Investment Corporation, a blank check Cayman Islands exempted company with limited liability (the “Company” or the “Issuer”), with its principal executive offices located at Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Malibu Partners LLC, a California limited liability company (“Malibu Partners”); (2) Malibu Capital Partners LLC, a California limited liability company (“Malibu Capital”); and (3) Kenneth J. Abdalla, a United States Citizen (“Mr. Abdalla”).  Mr. Abdalla is the Managing Member of Malibu Partners and Malibu Capital.  The principal business of each of Malibu Partners, Malibu Capital and Mr. Abdalla is investing and trading in securities and financial instruments for its own account.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The funds used to acquire the securities described in this Schedule 13D were from the personal funds of the Reporting Persons, and the amount of funds totaled in the aggregate approximately $5,570,298.25 (plus the aggregate Cash Option Price under the Option Agreement defined in Item 4 below).

ITEM 4.	Purpose of Transaction.

On April 13, 2010, Malibu Capital entered into an Option Purchase Agreement (“Option Agreement”) which is referenced as Exhibit 2 hereto with Arrowgrass Master Fund Ltd. (“Arrowgrass”) and Bulldog Investors (“Bulldog”).  Pursuant to the terms of the Option Agreement, each of Arrowgrass and Bulldog granted Malibu Capital an option to purchase shares of Common Stock, totaling 1,094,024 shares in the aggregate.  For more detailed information related to the exercise, expiration and other terms of the Option Agreement, please see the full text of the Option Agreement attached as Exhibit 2 to this Schedule 13D.

The Reporting Persons acquired the Issuer’s securities for investment purposes.  Except as set forth herein, including in any Exhibits hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Also, consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer, including without limitation to propose changes to the Issuer’s proposed business combination. The Reporting Persons may discuss ideas that, if effected, may result in the acquisition by persons of additional Common Stock or other securities of the Issuer and/or any of the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 5 of 8 pages

ITEM 5.	Interest in Securities of the Issuer

(a) As of April 13, 2010, (a) Malibu Partners was the beneficial owner of 558,881 shares of Common Stock, representing 8.9% of all of the Issuer’s outstanding Common Stock; (b) Malibu Capital was the beneficial owner of 1,094,024 shares of Common Stock, representing 17.5% of all of the Issuer’s outstanding Common Stock; and (c) Mr. Abdalla was the beneficial owner of 1,652,905 shares of Common Stock, representing 26.4% of all of the Issuer’s outstanding Common Stock.

Mr. Abdalla may be deemed to beneficially own the shares of Common Stock beneficially owned by Malibu Partners and Malibu Capital.  Mr. Abdalla disclaims beneficial ownership of such shares.  The foregoing is based on 6,250,000 Shares outstanding, which reflects the number of Shares outstanding, as of June 30, 2009, as reported in the Company’s Form 20-F filed on December 24, 2009.

(b) Mr. Abdalla may be deemed to share with Malibu Partners and Malibu Capital (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 558,881 and 1,094,024 shares of Common Stock reported herein, respectively.

(c) Except as set forth in Item 4 above or in the chart below (which describes purchases of Common Stock on the open market), the Reporting Persons have not effected any transactions in shares of the Issuer’s Common Stock since the filing of the Original 13D.

Date	Purchaser	Number of Shares	Price
3/9/2010	Malibu Partners	10,000	$9.8864
3/26/2010	Malibu Partners	3,200	$9.99

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Option Purchase Agreement, dated April 13, 2010

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2010

KENNETH J. ABDALLA
MALIBU PARTNERS, LLC
MALIBU CAPITAL PARTNERS, LLC

By:	/s/ Kenneth J. Abdalla
Kenneth J. Abdalla, for himself, and as Managing Member of Malibu Partners and Malibu Capital

Page 7 of 8 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

2.	Option Purchase Agreement, dated April 13, 2010

Page 8 of 8 pages